TERYL RESOURCES CORP.

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

www.terylresources.com
TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES COMMENCES DRILLING ON FISH CREEK PROPERTY, ALASKA

For Immediate Release: February 20, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) announces that drilling has started on the Fish Creek Claims to test several magnetic anomalies for a potential lode and placer gold deposit. The Fish Creek property is located in the Fairbanks, Alaska mining division adjacent to Teryl Resource’s Gil project, a joint venture with Kinross Gold.

The drill fence planned will extend NW-SE approximately parallel to Too Much Gold Creek and will consist of 6 drill holes to an estimated depth of 200 feet. The current budget will allow an additional 300 feet of drilling as needed to deepen planned holes or drill additional holes. The targets selected will test for both lode and placer gold mineralization.

At least one hole will target a coincident magnetic high on the left limit bench of Fish Creek opposite the mouth of Too Much Gold Creek in an area where previous drilling indicated $10/yd3 values (gold price used unknown). All of the holes that intersect gravel will be tested for alluvial gold as well as lode gold.

The second target to be tested is the potential for skarn-hosted gold-arsenic-bismuth mineralization similar to that on the adjacent Gil claims. Once each hole has reached the gravel-bedrock interface, drilling will extend 50 to 100 feet into bedrock to determine its potential for lode mineralization. In the event significant retrograde alteration is seen in a given hole, such holes will be drilled deeper. The rig geologist will be on-site full-time and will make this determination as needed.

Samples will be collected on five-foot centers and will be bagged on-site and shipped directly to XRAL Laboratories’ sample preparation facility in Fairbanks, Alaska. All samples will be analyzed for gold via fire assay techniques plus a multi-element suite via ICP-MS methods. The company has an option on a 50% interest from LinuxWizardry Systems (OTCBB: LNXWF). See news release dated December 19th, 2002 for details.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has four gold properties located in the Fairbanks, Alaska mining division. The Gil project is a joint venture (20% Teryl) with Kinross Gold. The Company’s holdings also include the Westridge Claims (100% owned), the Fish Creek Claims, 50% optioned from LinuxWizardry Systems, Inc. (OTCBB: LNXWF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources also has one joint venture silver prospect located in Northern BC Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at www.terylresources.com

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com